UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732 and No. 333-289855) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

RESIGNATION OF CHIEF OPERATING OFFICER AND CHIEF BUSINESS OFFICER

Ms. Chao Suo has tendered her resignation as the Chief Operating Officer of Bitdeer Technologies Group (the “Company”), and Mr. Linghui Kong has tendered his resignation as the Chief Business Officer of the Company, in each case with immediate effect. The resignation of each of Ms. Suo and Mr. Kong was due to personal reasons and was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Each of Ms. Suo and Mr. Kong will continue to serve the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: June 8, 2026

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